                                                                     EXHIBIT 4.2

(On J. J. Kenny Co., Inc. Letterhead)


March 6, 1998


John Nuveen & Company
333 West Wacker Drive
Chicago, IL 60606

Re:  Nuveen Tax-Free Unit Trusts, Series 988

Gentlemen:

   We have examined the registration statement File No. 333-46247 for the above-captioned trust. We hereby acknowledge that Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. is currently acting as the evaluator for the trust. We hereby consent to the use in the Registration Statement of the reference to Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. as evaluator.

   In addition, we hereby confirm that the ratings indicated in the Registration Statement for the respective bonds comprising the trust portfolio are the ratings currently indicated in our KENNYBASE database.

   You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

Sincerely,

Frank A. Ciccotto